UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 8, 2008

<u>Commodore Applied Technologies, Inc.</u>
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-11871**	**11-3312952**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Knight Street, Suite B	
Richland, WA	**99352**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(509) 943-2565</u>

<u>N/A</u>
(Former Name or Former Address if Changed Since Last Report)

        Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 – Other Events

On January 8, 2008, Commodore Applied Technologies, Inc. announced that it is part of the S. M. Stoller Team (Stoller) that was awarded a $167 million 3-year base contract, with a 2-year renewal option, by the Department of Energy (DOE) to provide technical support services to the Office of Legacy Management (LM). Stoller is the primary contractor and was the incumbent contractor in the bidding process. Discussions with Stoller in coming weeks and months will determine what portion of the contract will be allocated to Commodore. Transition to the new contract began October 10, 2007 and the new contract begins on February 25, 2008.

Item 9.01   Financial Statements and Exhibits.

   (d) Exhibits

   Exhibit 99.1 - Press Release, January 8, 2008

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commodore Applied Technologies, Inc.
(Registrant)

Dated: January 10, 2008   By: /s/ Ted Sharp

Ted Sharp, Chief Financial Officer

For release: Immediate
Contact: Ted R. Sharp - (208) 697-1641

Commodore Applied Technologies, Inc. is Part of Winning Team
Company Reports New Contract for Support Services

RICHLAND, WA – January 8, 2008 – Commodore Applied Technologies, Inc. (OTCBB: CXIA) today announced that it is part of the S. M. Stoller Team (Stoller) that was awarded a $167 million 3-year base contract, with a 2-year renewal option, by the Department of Energy (DOE) to provide technical support services to the Office of Legacy Management (LM). Stoller is the primary contractor and was the incumbent contractor in the bidding process. Discussions with Stoller in coming weeks and months will determine what portion of the contract will be allocated to Commodore. Transition to the new contract began October 10, 2007 and the new contract begins on February 25, 2008.

Commodore is prepared to perform a range of technical and environmental services to support Stoller as it executes the contract to support LM's primary mission of long-term stewardship of closed DOE sites that have been transferred from the Environmental Management branch of DOE to Legacy Management, and to ensure the future protection of human health and the environment. The Stoller Team currently manages more than 100 sites from 9 offices nationwide for DOE.

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CEO and Chairman of the Board, Shelby T. Brewer, expressed his pleasure with this successful award, "We are excited to be part of this winning team, and look forward to demonstrating our unique skills in a variety of areas and physical locations under this contract. We are confident that our many years of experience in technology development, environmental services, and data management will serve the Stoller Team, the Department of Energy and stakeholders very well. For several years we have been performing environmental monitoring and data management for the Department of Energy's Oak Ridge, TN sites. The Legacy Management award affords Commodore the opportunity to apply this expertise and capability in a score of other Energy Department sites throughout the US."

Commodore is prepared to provide a broad spectrum of technical support including technology scanning to identify more efficient and cost-effective environmental monitoring methods and beneficial reuse of closed sites. Commodore's participation in Long Term Surveillance and Maintenance support may include improving engineering controls, institutional controls (administrative and physical), environmental monitoring, environmental compliance, quality assurance/control, and environmental management systems including environmental safety and health.

President and Chief Operating Officer, O. Mack Jones, added, "Our success in participating on this team is a direct result of our strategic direction to apply our demonstrated skills to economically monitor and improve our environment."

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This Press Release contains forward-looking statements that are based on our current expectations, beliefs and assumptions about the industry and markets in which Commodore Applied Technologies, Inc. and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Commodore's actual results to be materially different from any future results expressed or implied by these statements. Actual results may differ materially from what is expressed in these statements, and no assurance can be given that Commodore can successfully implement its core business strategy and improve future earnings.

The factors that may cause Commodore's actual results to differ from its forward-looking statements include: Commodore's current critical need for additional cash to sustain existing operations and meet ongoing existing obligations and capital requirements; Commodore's ability to implement its commercial waste processing operations, including obtaining commercial waste processing contracts and processing waste under such contracts in a timely and cost-effective manner; the timing and award of contracts by the U.S. Department of Energy for the clean-up of waste sites administered by it; the acceptance and implementation of Commodore's waste treatment technologies in the government and commercial sectors; and other large technical support services projects. All forward-looking statements are also expressly qualified in their entirety by the cautionary statements included in Commodore's SEC filings, including its quarterly reports on Form 10-QSB and its annual report on Form 10-KSB.